# Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 6, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 31, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Versant Media Group, Inc. (the "Registrant") a copy of the Registrant's application on Form 10-12(b)/A for the registration of the following security:

Class A Common Stock, par value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,